EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

June 13, 2022

AVINO ET AREA DRILLS HIGH GRADE SILVER & COPPER IN MULTIPLE HOLES

Intercepts 206 AgEq g/t over 41 metres

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, "Avino" or "the Company") is pleased to announce further drill results from Phase 2 of its 2021/2022 exploration program.

These latest results represent assays from six holes completed below the current Level 17 mining area, approximately 1,850 metres above sea level at Avino Elena Tolosa (“ET “) area to define the continuity of economic mineralization at depth in the central part of the vein. The drilling results have confirmed the downdip continuity of widths and grades of the Avino vein extending significant potential to a depth of at least 290 metre down dip below current development.

"This ET area drilling below Level 17 is very encouraging and confirms our expectation that not only does the mineralization continue at depth, but it also contains significantly higher copper mineralization as is often the case with porphyry deposits”, said David Wolfin, President and CEO. “Since 2019 following our sale of Bralorne, we have focused our resources on creating value at the Avino property by optimizing production, completing a complimentary property acquisition in La Preciosa and executing an exploration strategy focused on growing the resource base. To execute our exploration strategy, we have expanded our technical team, some of whom, are seasoned geologists having worked on large Mexican mining projects. Avino has been a consistent producer over the years, and we are excited by these high-grade copper intercepts encountered at depth within our permit boundaries and we will continue to pursue value enhancing exploration initiatives across our core assets.”

INTERACTIVE VRIFY 3D MODEL

To view an interactive 3D model that includes the results announced today use the following link or visit Avino Silver & Gold Mines Ltd.'s website:

https://vrify.com/decks/11676?auth=a36addb7-d217-4b2d-a786-ef90ff3b4271

Current drilling results are 290 metres down dip of Level 17, the lowest developed point of the ET Area of Avino. We are developing a geological model based on the “near porphyry” environment. The persistence of grade continuity from surface down a plunge distance of over 800 metres (600 metres vertical) and base metal zonation supports the likelihood of a deep mineralized system and could possibly be linked to a porphyry centre.”

Geological modelling is advancing to determine the potential geometry and controls of the mineralization. A second drill has been added to this program which includes a total of 13 drill holes for approximately 7, 000 metres of total length for 2022.

June 13, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO ET AREA DRILLING INTERCEPTS HIGH GRADE SILVER & COPPER IN MULTIPLE HOLES

Intercepts 206 AgEq g/t over 41 metres

Geological Description

The Property contains numerous low-sulphidation epithermal veins (including the Avino vein), breccias, stockwork, and silicified zones that grade into a “near porphyry” environment within a large caldera. The caldera has been uplifted by regional north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence within the caldera. The Lower Volcanic Sequence is overlain by the Upper Volcanic Sequence, consisting of rhyolite to trachyte flows and extensive ignimbrites and intruded by monzonite bodies. The copper / silver ratio in the Avino vein consistently increases from less than 100 above 8 level to over 400 at 17 level and below. The direction of this increase plunges towards the east in the Avino vein, suggesting changing pressure and temperature conditions with depth at the time of mineralization and possibly reflecting a transition from epithermal to porphyry-style mineralization.

Below Level 17

Six holes totalling 3,373 metres drilled were completed to investigate the continuity of mineralization in the central part of the ET Area. Five of the holes intercepted the mineralization within the vein and stockwork and are reported in Table 1.

Vein-type mineralization and stockwork with mineralization of Au, Ag, and Cu are found along the contacts between intrusive rock and an andesite and provide opportunities within the ET Area for the identification and delineation of additional mineral resources that remain open on strike and dip (see Figure 1 for the projections of the resource relative to the drilled holes). The Inclined distance of the Avino vein at the ET Mine from surface is approximately 520 metres as shown in figure 3. This recent deeper drilling suggests that the mineralization persists down dip for an additional 290 metres past the lowest developed mining level. Currently, the mine levels have a vertical separation of 20 metres, suggesting a potential further 14 additional underground levels may be required (depending on economic conditions) to mine the mineralization.

Highlights

Selected high grade intercepts include:

•             Hole Number - ET 22-01:  206 AgEq g/t over 41.0 metres, including 4,527 AgEq g/t over 0.19 metres

•             Hole Number – ET 21-08: 226 AgEq g/t over 30 metres, including 617 AgEq g/t over 0.65 metres.

June 13, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO ET AREA DRILLING INTERCEPTS HIGH GRADE SILVER & COPPER IN MULTIPLE HOLES

Intercepts 206 AgEq g/t over 41 metres

Details are shown in the table and images below.

Table 1 - Summary Drill Results (2021 and 2022 Deep Campaign)

Structure	Hole Number	From (m)	To (m)	Drill Intercept Length (m)	True width (m)	Au (g/t)	Ag (g/t)	Cu (%)	AgEq¹ (g/t)
HW BX	ET-21-06	178.90	182.15	3.25	3.25	0.91	7	0.00	87
AVINO VEIN	And	520.60	524.80	4.20	3.69	0.01	2	0.27	39
HW BX	ET-21-07	219.40	222.80	3.40	3.35	0.18	42	0.53	127
	Including	219.40	220.15	0.75	0.75	0.19	27	1.30	217
	Including	222.50	222.80	0.30	0.30	0.43	266	1.28	473
HW STW	And	435.00	442.05	7.05	6.85	-	7	0.29	46
	Including	438.55	438.65	0.10	0.10	0.02	27	3.46	492
AVINO VEIN	And	442.05	486.05	44.00	40.50	0.17	24	0.54	111
	Including	469.25	469.80	0.55	0.52	0.18	98	2.53	452
HW BX	ET-21-08	221.00	222.95	1.95	1.94	0.25	11	0.60	112
AVINO VEIN	And	479.10	514.00	34.90	30.00	0.53	41	1.06	226
	Including	479.10	479.95	0.85	0.65	5.58	86	0.56	617
HW BX	ET-22-01	250.20	251.00	0.80	0.80	0.06	34	0.66	127
	Including	250.90	251.00	0.10	0.10	0.12	199	2.75	577
HW STW	And	427.80	453.15	25.35	23.10	0.14	21	0.54	104
	Including	433.85	433.95	0.10	0.10	0.66	759	2.90	1,202
	Including	436.45	436.80	0.35	0.34	1.35	98	1.92	466
	Including	438.90	439.20	0.30	0.29	0.46	72	2.42	434
	Including	446.65	446.90	0.25	0.24	0.15	77	3.17	514
AVINO VEIN	And	453.15	503.95	50.80	41.00	0.20	61	0.96	206
	Including	453.15	453.75	0.60	0.56	0.31	71	2.42	421
	Including	470.10	470.90	0.80	0.75	0.09	482	1.40	678
	Including	487.80	488.40	0.60	0.56	2.05	99	4.73	901
	Including	491.75	491.95	0.20	0.19	2.75	831	3.82	1,568

June 13, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO ET AREA DRILLING INTERCEPTS HIGH GRADE SILVER & COPPER IN MULTIPLE HOLES

Intercepts 206 AgEq g/t over 41 metres

Structure	Hole Number	From (m)	To (m)	Drill Intercept Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	AgEq¹ (g/t)
	Including	495.65	496.45	0.80	0.75	1.39	246	2.27	664
	Including	502.40	502.60	0.20	0.19	4.37	1,234	21.90	4,527
HW STW	ET-22-02	470.40	483.40	13.00	10.69	0.04	18	0.54	94
	Including	473.55	474.10	0.55	0.48	0.03	36	3.41	496
	Including	477.35	477.50	0.15	0.13	0.68	156	4.20	774
HW STW	And	483.40	488.75	5.35	4.40	0.04	20	0.47	86
AVINO VEIN	And	503.35	531.40	28.05	25.80	0.09	45	1.11	201
	Including	509.40	509.75	0.35	0.32	0.13	531	7.69	1,572
	Including	525.80	526.05	0.25	0.23	0.07	185	7.67	1,218
AVINO VEIN	ET-22-03	581.85	598.55	16.70	13.10	0.05	25	0.44	89
	Including	595.45	595.70	0.25	0.20	0.13	614	4.34	1,206

1.         AgEq in drill results above assumes $1,800 Au and $22.00 Ag per ounce, and $4.30 Cu, and 100% metallurgical recovery

2.        HW BX = Hanging Wall Breccia and HW STW = Hanging Wall Stockworks

Figure 1 – 3D Longitudinal View of the Avino Vein showing the drill hole locations and a projection of the mineralization coloured in red.

June 13, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO ET AREA DRILLING INTERCEPTS HIGH GRADE SILVER & COPPER IN MULTIPLE HOLES

Intercepts 206 AgEq g/t over 41 metres

Figure 2 - Magnified Cross Sections of holes ET-21-07 and ET 21-08 showing the consistent Avino Vein and silver equivalent grade across the drill intercept.

Figure 3 - Cross Sections of holes ET-22-01, ET-22-02 and ET 22-03 showing the Avino Vein and relative distance of the mine workings to the deepest Hole drilled in 2022

June 13, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO ET AREA DRILLING INTERCEPTS HIGH GRADE SILVER & COPPER IN MULTIPLE HOLES

Intercepts 206 AgEq g/t over 41 metres

Figure 4 - Magnified version of the Cross Sections of holes ET-22-01, ET-22-02 and ET 22-03 showing the Avino Vein and silver equivalent grade across the drill intercept

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples were cut in half. One half of the core was submitted to the SGS Laboratory facility in Durango, Mexico, and the other half is retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 gold grams/tonne are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino's projects in Durango, Mexico are under the geoscientific oversight of Michael F. O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

June 13, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO ET AREA DRILLING INTERCEPTS HIGH GRADE SILVER & COPPER IN MULTIPLE HOLES

Intercepts 206 AgEq g/t over 41 metres

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, and as amended on December 21, 2021, and the Company’s updated mineral resource estimate for La Preciosa with an effective date of October 27, 2021, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”).  On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934.  All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021.  Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilize Industry Guide 7.  Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.  U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.